UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

GEOSPACE TECHCNOLOGIES CORP. [GEOS]
(Name of Issuer)

Common Stock
(Title of Class of Securities)

37364X109
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue
New York, NY 10110
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 186,027
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 186,027
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,027
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 366,738
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 366,738
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Haredale Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 552,765
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 552,765
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 552,765
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 552,765
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the below-indicated items from the Schedule 13D with respect to the shares of common stock (the “Shares”) of Geospace Technologies Corp. a Texas corporation (“GEOS” or the “Company”) previously filed by or on behalf of the Reporting Persons (as defined below), by supplementing such Items with the indicated information.
Item 3.  Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a,b) was approximately $5,262,466. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable D3 Family Fund and the Managed Account.
Item 5.  Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon 13,663,614 Shares outstanding as of July 31, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2020.
As of the close of business on the date hereof, the Family Fund individually beneficially owned 186,027 Shares, constituting approximately 1.4% of all of the outstanding Shares.
As of the close of business on the date hereof, the Bulldog Fund individually beneficially owned 9,257 Shares, constituting approximately 2.7% of all of the outstanding Shares.
As of the close of business on the date hereof, the Managed Account individually beneficially owned 0 Shares, constituting 0% of all of the outstanding Shares.
By virtue of its relationships with each of the Family Fund, the Bulldog Fund and the Managed Account discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 552,765 Shares, beneficially owned in the aggregate by the Family Fund, the Bulldog Fund and the Managed Account, constituting approximately 4.0% of all of the outstanding Shares.
By virtue of his relationship with NIMCO discussed in further detail in Item 2, Mr. Nierenberg may be deemed to be the beneficial owner of the 552,765 Shares beneficially owned by NIMCO, constituting approximately 4.0 % of all of the outstanding Shares.
The Reporting Persons, in the aggregate, beneficially own 552,765 Shares, constituting approximately 4.0% of the outstanding Shares.

(b)            The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 186,027 Shares held by the Family Fund.
The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 366,738 Shares held by the Bulldog Fund.
The Managed Account, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 0 Shares held by the Managed Account.
(c)  During the past sixty (60) days the following sale of Shares were made by the Reporting Persons named below in open market transaction:
Fund	Transaction Date	Shares Sold	Price
D3 Family Fund LP	8/7/2020	4,317	7.61
D3 Family Bulldog Fund LP	8/7/2020	8,503	7.61
Managed Account	8/7/2020	7,025	7.61
D3 Family Fund LP	8/10/2020	6,519	7.66
D3 Family Bulldog Fund LP	8/10/2020	12,852	7.66
D3 Family Fund LP	8/11/2020	4,789	7.65
D3 Family Bulldog Fund LP	8/11/2020	9,441	7.65
D3 Family Fund LP	8/12/2020	7,405	7.16
D3 Family Bulldog Fund LP	8/12/2020	14,600	7.16
D3 Family Fund LP	8/13/2020	7,248	7.21
D3 Family Bulldog Fund LP	8/13/2020	14,290	7.21
D3 Family Fund LP	8/14/2020	4,176	7.04
D3 Family Bulldog Fund LP	8/14/2020	8,234	7.04
D3 Family Fund LP	8/17/2020	6,410	7.09
D3 Family Bulldog Fund LP	8/17/2020	12,637	7.09
D3 Family Fund LP	8/19/2020	673	6.93
D3 Family Bulldog Fund LP	8/19/2020	1,327	6.93
D3 Family Fund LP	8/20/2020	2,019	6.74
D3 Family Bulldog Fund LP	8/20/2020	3,981	6.74
D3 Family Fund LP	8/24/2020	3,375	6.63
D3 Family Bulldog Fund LP	8/24/2020	6,654	6.63

(d)            No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e)            The Reporting Persons ceased to be beneficial owner of more than five percent of the outstanding Shares on August 24, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P., D3 Family Bulldog
Fund, L.P.,

By: Nierenberg Investment Management
Company, Inc.

Its: General Partner

August 26, 2020                    By: /s/ David Nierenberg
-------------------------                                                -------------------------------------------
                    David Nierenberg, President

Haredale Ltd.

By: Nierenberg Investment Management Company Inc.

Its:  Investment Manager

August 26, 2020                       By: /s/ David Nierenberg
-------------------------                                                -------------------------------------------
       David Nierenberg, President

Nierenberg Investment Management
Company, Inc.

August 26, 2020        By: /s/ David Nierenberg
-------------------------                                                -------------------------------------------
                    David Nierenberg, President

August 26, 2020                 /s/ David Nierenberg
-------------------------                                                -------------------------------------------
                  David Nierenberg